SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           Search Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   812207 40 5
                                 (CUSIP Number)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                            c/o Fisher Ewing Partners
                                 Suite 4660 West
                                2200 Ross Avenue
                            Dallas, Texas 75201-2790
                                 (214) 999-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                                Page 1 of 5 Pages

CUSIP No. 812207 40 5            Amendment No. 2                     Page 2 of 5

(1)     Name of Reporting Persons           Value Partners, Ltd.
        S.S. or I.R.S. Identification Nos. of Above Person           75-2291866

(2)     Check the Appropriate Box if a                                  (a)
        Member of a Group (See instructions)                            (b) X

(3)     SEC Use Only

(4)     Source of Funds (See instructions)                              WC

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization                             Texas

Number of Shares                   (7)  Sole Voting Power             1,158,376*
  Beneficially Owned
  By Each Reporting
  Person With                      (8)  Shared Voting Power          ___________

                                   (9)  Sole Dispositive Power        1,158,376*

                                  (10) Shared Dispositive Power      ___________

(11)    Aggregate Amount Beneficially                                 1,158,376*
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by                                 28.8%
        Amount in Row (11)

(14)    Type of Reporting Person (See                                   PN
        Instructions)
---------------------

*  But see item 5

CUSIP No. 812207 40 5            Amendment No. 2                     Page 3 of 5

        This statement on Schedule 13D (the "STATEMENT") relating to shares of the common stock, $.01 par value (the "COMMON STOCK"), of Search Capital Group, Inc. (the "ISSUER"), is hereby amended as follows:

ITEM 1. SECURITY AND ISSUER

        The prior response to Item 1 remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

        The prior response to Item 1 remains unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The prior response to Item 3 is hereby amended and supplemented as follows:

        Between August 15, 1996 and November 22, 1996, Value Partners made the following purchases of 9%/7% Preferred Stock1 of the Issuer ("CONVERTIBLE PREFERRED STOCK"):

         DATE                         AMOUNT                  PRICE PER SHARE

        8/16/96                       15,000                       $2.38
        9/11/96                       30,000                        2.63
        9/17/96                        8,000                        2.44
        10/29/96                      20,000                        2.44
        10/30/96                      25,000                        2.31
        11/1/96                       34,000                        2.31
        11/5/96                       21,900                        2.19
        11/6/96                       10,000                        2.19
        11/7/96                       15,000                        2.06

        The funds for all such purchases came from the working capital of Value Partners.

1 Convertible Preferred Stock is convertible to Common Stock at the ratio of two (2) shares of Common Stock for each one (1) share of Convertible Preferred Stock.

CUSIP No. 812207 40 5            Amendment No. 2                     Page 4 of 5

ITEM 4. PURPOSE OF TRANSACTION

        The prior response to Item 4 is hereby amended and restated as follows:

        Value Partners has acquired the Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

        Except as set forth above, none of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The response to Item 5(a) is hereby supplemented as follows:

        (a) Effective November 22, 1996, the Issuer effected a 1-for-8 reverse split of its Common Stock and Convertible Preferred Stock. As a result of the reverse split, Value Partners' beneficial ownership of the Common Stock decreased from 2,160,174 shares to 270,022 shares and beneficial ownership of the Convertible Preferred Stock decreased from 3,553,419 shares to 444,177 shares.

        For purposes of Rule 13d-3, as of December 13, 1996, Value Partners beneficially owned an aggregate of 1,158,376 shares of Common Stock, representing approximately 28.8% of the Common Stock outstanding.

        According to representations made by the Issuer as of December 13, 1996, a total of 3,131,861 shares of the Common Stock were issued and outstanding.

        The prior response to Items 5(b) - 5(e) remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The prior response to Item 6 remains unchanged.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

        The prior response to Item 7 remains unchanged.

CUSIP No. 812207 40 5            Amendment No. 2                     Page 5 of 5

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     December 16, 1996

                                          VALUE PARTNERS, LTD.

                                     By: FISHER EWING PARTNERS
                                          as General Partner

                                     By: /s/ TIMOTHY G. EWING
                                             Timothy G. Ewing
                                             General Partner